Exhibit 99.2

Management’s Discussion and

Analysis of Financial Condition

and Results of Operations

For the three-month and nine-month periods ended September 30, 2020 and 2019

November 11, 2020

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Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3

NON-IFRS MEASURES	3

FORWARD-LOOKING STATEMENTS	4

OVERVIEW	5

SUMMARY OF FACTORS AFFECTING OUR PERFORMANCE	5

Number of Clinics	5
Competition	6
Industry Trends	6

HOW WE ASSESS THE PERFORMANCE OF OUR BUSINESS	6

IFRS Measures	6
Non-IFRS Measures	7

FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS	8

Acquisition Activity	8
Newly Adopted Accounting Standards	8
Segments	8

RECENT DEVELOPMENTS	8

COVID-19	8
Government Payments	9
Amended May 2019 Loans	9
Exercise of Certain RSUs and Warrants	9
Subsequent Events	9

RESULTS OF OPERATIONS	11

RESULTS OF OPERATIONS	13

SELECTED CONSOLIDATED STATEMENTS OF BALANCE SHEET INFORMATION	15

SELECTED FINANCIAL INFORMATION	17

LIQUIDITY AND CAPITAL RESOURCES	18

General	18
Lending Arrangements and Debt	19
Contractual Obligations	21

FINANCIAL INSTRUMENTS	21

OFF-BALANCE SHEET ARRANGEMENTS	22

SHARE INFORMATION	22

RELATED PARTY TRANSACTIONS	22

CRITICAL ACCOUNTING ESTIMATES	22

Accounts Receivable and Allowance for Credit Losses	22
Impairment of Goodwill and Long-Lived Assets	23
Income Taxes	23
Business Combinations	23
Contractual Allowances	23

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	24

RISK FACTORS	24

ADDITIONAL INFORMATION	40

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis dated November 11, 2020 (“MD&A”) provides information concerning Akumin Inc.’s (“Akumin” or the “Company”) financial condition and results of operations. You should read the following MD&A together with our condensed interim consolidated financial statements and related notes. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements because of certain factors, including, but not limited to, those which are not within our control. See “Forward-Looking Statements”.

Amounts stated in this MD&A are in thousands of U.S. dollars, unless otherwise stated.

Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these non-IFRS measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted net income (loss) attributable to shareholders of Akumin” (each as defined below). These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We believe the use of these non-IFRS measures, along with IFRS financial measures, enhances the understanding of our operating results and is useful to us and to investors in comparing performance with competitors, estimating enterprise value and making investment decisions. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-IFRS measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Company before interest expense (net), income tax expense (recovery) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, one-time adjustments and IFRS 16 impact on leases.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense (excluding IFRS 16 impact on depreciation and interest expense), taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

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Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities laws. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements contained in this MD&A include, without limitation, statements regarding:

•	expected performance and cash flows;

•	changes in laws and regulations affecting the Company;

•	expenses incurred by the Company as a public company;

•	future growth of the diagnostic imaging market;

•	changes in reimbursement rates by payors;

•	the outcome of litigation and payment obligations in respect of prior settlements;

•	the availability of radiologists at our contracted radiology practices;

•	competition;

•	acquisitions and divestitures of businesses;

•	potential synergies from acquisitions;

•	non-wholly owned and other business arrangements;

•	access to capital and the terms relating thereto;

•	technological changes in our industry;

•	successful execution of internal plans;

•	compliance with our debt covenants;

•	anticipated costs of capital investments; and

•	future compensation of named executive officers.

Such statements may not prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the risks and other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

•	our ability to successfully grow the market and sell our services;

•	general market conditions in our industry;

•	our ability to service existing debt;

•	our ability to acquire new centers and, upon acquisition, to successfully market and sell new services that we acquire;

•	our ability to achieve the financing necessary to complete our acquisitions;

•	our ability to enforce any claims relating to breaches of indemnities or representations and warranties in connection with any acquisitions;

•

market conditions in the capital markets and our industry that make raising capital or consummating acquisitions difficult, expensive or both, or which may disrupt our annual operating budget and forecasts;

•	unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;

•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

•	changes in laws and regulations;

•	the loss of key management or personnel;

•

the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

•

the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to us, including information obtained from third-party industry analysts and other third-party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. The reader is cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

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•	no unforeseen changes in the legislative and operating framework for our business;

•	no unforeseen changes in the prices for our services in markets where prices are regulated;

•	no unforeseen changes in the regulatory environment for our services;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

Although we have attempted to identify important factors that could cause our actual results to differ materially from our plans, strategies, expectations and objectives, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Forward-looking statements are provided to assist external stakeholders in understanding management’s expectations and plans relating to the future as of the date of the original document and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities laws, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

We qualify all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

Overview

We are a provider of outpatient diagnostic imaging services in the United States. Our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders in order to help reduce unnecessary invasive procedures, determine the appropriate amount of care and minimize the cost for patients. Our services include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), ultrasound, X-ray, mammography as well as other diagnostic or interventional radiology procedures.

We seek to develop leading positions in regional markets in order to leverage operational efficiencies. Our scale and density within selected geographies in the United States provides for long-term relationships with key payors, radiology groups and referring physicians. Our operations team is dedicated to meeting our standards of patient care, managing relationships with local physicians and payors and improving profitability. We provide corporate training programs, standardized policies and procedures and share best practices among the physicians in our regional networks so that they can be implemented.

Our scalable and integrated operating platform supports our ability to drive organic growth, realize cost efficiencies and create value from integrating acquisitions. Strategic acquisitions and organic growth have helped us strengthen our position in core geographies.

Summary of Factors Affecting Our Performance

Building on our track record, we believe that we have an important growth opportunity ahead of us. We believe that our performance and ability to achieve this growth depends on a number of factors. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below and in the “Risk Factors” section of this MD&A.

Number of Clinics

We have a meaningful opportunity to continue to grow the number of our diagnostic imaging facilities in the United States through organic growth and acquisition. The opening and success of new facilities is subject to numerous factors, including our ability to finance acquisitions, build relationships with referring doctors in new regions, and negotiate suitable lease terms for new locations, and other factors, some of which are beyond Akumin’s control.

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The following table shows the number of Akumin diagnostic imaging facilities:

	As at Sep 30, 2020	As at Dec 31, 2019	As at Dec 31, 2018	As at Dec 31, 2017
Number of Diagnostic Imaging Facilities	127	129	96	74

Competition

The market for diagnostic imaging services is highly competitive. We compete principally on the basis of our reputation, our ability to provide multiple modalities at many of our facilities, the location of our facilities and the quality of our diagnostic imaging services. In the markets in which we are operating, or anticipate operating, we compete locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment.

We also face competition from other diagnostic imaging companies and investors in acquiring diagnostic imaging centers, which makes it more difficult to find attractive acquisition targets on favourable terms.

Akumin’s multi-modality imaging offering provides a one-stop-shop for patients and referring physicians and diversifies the Company’s revenue sources. The Company’s scalable and integrated operating platform is expected to create value from future acquisitions, cost efficiencies, and organic growth.

Industry Trends

Our revenue is impacted by changes to U.S. healthcare laws, our partners’ and contractors’ healthcare costs, and/or reimbursement rates by payors.

How We Assess the Performance of Our Business

The key performance indicator measures below are used by management in evaluating the performance of and assessing our business. We refer to certain key performance indicators used by management and typically used by our competitors in the diagnostic imaging industry, certain of which are not recognized under IFRS. See “Non-IFRS Measures”.

IFRS Measures

Revenue. Our revenue is comprised of service fee revenue and other revenue. The following is a brief description of the components of our revenue:

•

Service fee revenue, net of contractual allowances and discounts, consists of net patient fees received from various payors and patients based mainly on established contractual billing rates, less allowances for contractual adjustments and discounts and allowances. This service fee revenue is primarily comprised of fees for the use of the Company’s diagnostic imaging equipment and provision of medical supplies. Service fee revenue is recorded during the period in which the Company’s performance obligations are satisfied, based on the estimated collectible amounts from the patients and third-party payers. Third party payors include federal and state agencies (such as Medicare and Medicaid programs), managed care health plans, commercial insurance companies, other payors, and employers. Estimates of contractual allowances are based on the payment terms specified in the related contractual agreements. Contractual payment terms in managed care agreements are based on predetermined rates per discounted fee-for-service rates. A provision for credit losses is also recorded, based partly on historical collection experience. The Company regularly attempts to estimate its expected reimbursement for patients based on the applicable contract terms. The Company believes its review process enables it to identify instances on a timely basis where such estimates need to be revised.

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•

Other revenue consists of miscellaneous fees under contractual arrangements, including service fee revenue under capitation arrangements with third party payors, management fees and fees for other services provided to third parties. Revenue is recorded during the period in which the Company’s performance obligations under the contract are satisfied by the Company.

Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. For a discussion on how we utilize non-IFRS measures, see “Non-IFRS Measures”. The following table reconciles EBITDA, Adjusted EBITDA and Adjusted net income attributable to shareholders of Akumin to the most directly comparable IFRS financial performance measure.

(in thousands)	Three-month period ended Sep 30, 2020	Three-month period ended Sep 30, 2019	Nine-month period ended Sep 30, 2020	Nine-month period ended Sep 30, 2019
Net income (loss) attributable to shareholders of Akumin	(2,427)	1,988	(3,927)	3,196

Income tax provision (recovery)	(986)	(398)	(966)	148
Depreciation and amortization	8,668	8,142	25,774	20,907
Interest expense	11,361	9,591	31,587	18,361

EBITDA	16,616	19,323	52,468	42,612

Adjustments:
Stock-based compensation	568	853	1,726	2,805
Settlement costs and other (recoveries)	1,612	(208)	1,418	(1,439)
Acquisition-related costs	174	444	474	2,994
Financial instruments revaluation and other (gains) losses	3,573	1,693	2,829	3,745
IFRS 16 impact on leases	(4,716)	(4,066)	(12,397)	(11,136)

Adjusted EBITDA	17,827	18,039	46,518	39,581

Revenue	67,125	68,874	192,014	170,410

Adjusted EBITDA Margin	27%	26%	24%	23%

Adjusted EBITDA	17,827	18,039	46,518	39,581

Less:
Depreciation and amortization	8,668	8,142	25,774	20,907
Interest expense	11,361	9,591	31,587	18,361
Add:
IFRS 16 impact on depreciation and interest expense	5,867	5,370	17,667	14,753
Sub-total	3,665	5,676	6,824	15,066
Effective tax rate (1)	24.1%	24.3%	24.1%	24.3%
Tax effect	884	1,376	1,645	3,654

Adjusted net income attributable to shareholders of Akumin	2,781	4,300	5,179	11,412

(1)	Akumin’s estimated effective tax rate is a blend of U.S. federal and state statutory tax rates for the period.

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Factors Affecting the Comparability of Our Results

Acquisition Activity

The timing of acquisitions and the opening of new facilities impacts our revenue and the comparability of our results from period to period. In addition, facilities operating in different regions in the United States may have dissimilar results due to prevailing reimbursement rates for diagnostic imaging services or other factors.

Newly Adopted Accounting Standards

Our condensed interim consolidated financial statements have been prepared using the significant accounting policies consistent with those applied in the Company’s December 31, 2019 consolidated financial statements, except as described in Note 3 of the condensed interim consolidated financial statements relating to the amendments to IFRS 3 and IAS 1 and IAS 8 which became effective January 1, 2020. The adoption of the amendments to these standards did not have a material impact on the condensed interim consolidated financial statements in the current or comparative periods. The Company was not required to make retrospective adjustments as a result of adopting these standards.

Segments

We identify our reporting segments based on the organizational units used by management to monitor performance and make operating decisions. We have identified one operating segment: outpatient diagnostic medical imaging services.

Recent Developments

COVID-19

Commencing during the three-month period ended March 31, 2020, and continuing through the present and beyond, a pandemic relating to the novel coronavirus known as COVID-19 occurred causing significant financial market disruption and social dislocation. The pandemic is dynamic, with various cities, counties, states and countries around the world responding or having responded in different ways to address and contain the outbreak, including the declaration of a global pandemic by the World Health Organization, a National State of Emergency in the United States and state and local executive orders and ordinances forcing the closure of non-essential businesses and persons not employed in or using essential services to “stay at home” or “shelter in place”. At this stage, we have no certainty as to how long the pandemic, or a more limited epidemic, will last, what regions will be most affected or to what extent containment measures will be applied. Imaging centers are healthcare facilities, and as such, are generally considered an essential service and expected to continue to operate during the pandemic. However, there is potential that actions taken by government, referring physicians or individual actions, in response to containment or avoidance of this coronavirus, could impact a patient’s ability or decision to seek imaging services at a given time, which could have a significant impact on volume at our imaging centers leading to temporary or prolonged staff layoffs, reduced hours, closures and other cost containment efforts. Further, there is potential that certain services which are not urgent and can be deferred without significant harm to a patient’s health may be delayed, either by us in response to local laws or good public health practice or voluntarily by the patient. In addition, there is potential that the outbreak of the coronavirus could impact supply chains, including our supply of personal protective equipment, and lead to personnel shortages, each of which could impact our ability to safely perform imaging services. It is also possible that social distancing efforts and sanitization and decontamination procedures could cause delays in the performance of imaging services. Depending on the severity and duration of the COVID-19 pandemic, there is potential for us to incur incremental credit losses beyond what is currently expected and potential reduction in revenue and income and asset impairments. See “Risk Factors” below.

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Government Payments

During April 2020, the Company received approximately $1.1 million under the first appropriation made by Health and Human Services (“HHS”) to Medicare providers pursuant to the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). Additional grants may be available to the Company through subsequent appropriations under this program. Further, the Company received approximately $3.1 million of accelerated Medicare payments under the expanded Accelerated and Advance Payments Program from Centers for Medicare & Medicaid Service (“CMS”). These payments are required to be repaid beginning one year after their receipt in April through the adjudication of Medicare claims over a future period.

Amended May 2019 Loans

The credit agreement related to the May 2019 Loans was amended on June 2, 2020. Pursuant to this amendment, Akumin’s revolving credit facility was increased from $50 million to $69 million. Any draw on the revolving credit facility above a principal amount of $50 million would require consent of lenders holding two-thirds of the outstanding principal of Term Loan B facility and lenders holding two-thirds of the outstanding principal of the other senior credit facilities. As at the time of the amendment and as at September 30, 2020, the Company had approximately $28.4 million drawn on its revolving credit facility.

In addition, among other things, the amendment adjusted Akumin’s leverage and fixed charge ratios for the four quarters ended March 31, 2021, providing the Company with greater flexibility in its financial ratio covenants. While no prepayment is required, if a prepayment is made on the Term Loan B facility, an additional payment equal to 2% of the amount prepaid will need to be paid at the time of prepayment until June 2, 2021 and equal to 1% of the amount prepaid within the subsequent 12 months. As discussed under “Recent Events—Subsequent Event” below, these loans were completely settled in November 2020.

Exercise of Certain RSUs and Warrants

As at December 31, 2019, the Company had 337,500 RSUs outstanding. All of these RSUs vested between January 1, 2020 and March 12, 2020. 285,000 of these RSUs were settled for common shares on March 12, 2020 in accordance with the terms of the RSU Plan, resulting in 52,500 vested RSUs outstanding as at March 31, 2020. All of the remaining 52,500 RSUs were settled for common shares in accordance with the terms of the RSU Plan during the three-month period ended June 30, 2020. As at June 30, 2020 and since then, the Company has had no RSUs outstanding.

During May 2018, the Company had issued 525,000 warrants to purchase common shares on a 1:1 basis at an exercise price of $4.00 per common share. These warrants were not exercised into common shares and expired on May 2, 2020.

Subsequent Events

a)	On October 23, 2020, the Company paid $200 to completely settle the Subordinated Note – Earn-out (as defined below). See “Liquidity and Capital Resources—Lending Arrangements and Debt”.

b)

On November 2, 2020, the Company closed its previously announced offering of $400 million of aggregate principal amount of 7.00% senior secured notes due November 1, 2025 (the 2025 Senior Notes). The net proceeds from this offering were used to repay in full the Amended May 2019 Term Loans and Revolving Facility (each as defined below) and the net derivative financial instrument liabilities and to pay related financing fees and expenses. The balance has been retained as cash. The 2025 Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by the Company and each of its direct or indirect wholly owned restricted subsidiaries, including professional service affiliates of the Company and the guarantors.

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c)

Concurrently with the closing of the 2025 Senior Notes, the Company entered into a new revolving credit agreement (the November 2020 Revolving Credit Agreement) with BBVA USA, as administrative and collateral agent to provide for a senior secured revolving credit facility in an aggregate principal amount of $55 million (the November 2020 Revolving Facility), with sub-limits for the issuance of letters of credit and for swingline loans. The November 2020 Revolving Facility is secured pari passu with the obligations under the 2025 Senior Notes. The November 2020 Revolving Facility will mature on the date that is five years after the issue date (the November 2020 Revolving Facility Maturity Date); provided that, if more than $50 million in aggregate principal amount of notes is outstanding on the date that is 181 days prior to the November 2020 Revolving Facility Maturity Date, then the November 2020 Revolving Facility Maturity Date shall instead be the date that is 181 days prior to the November 2020 Revolving Facility Maturity Date.

The availability of borrowings under the November 2020 Revolving Facility is subject to customary terms and conditions.

d)

On November 2, 2020, the Company reached a settlement with the sellers of its Georgia business pursuant to the process contemplated by the purchase agreement for that business which valued the ADG Acquisition - Earn-out at approximately $9.4 million. In accordance with the terms of the purchase agreement between the parties, 50% of the value of ADG Acquisition - Earn-out (approximately $4.7 million) was paid within 5 business days after the value was finally determined and the balance is to be paid 6 months thereafter, in May 2021.

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Results of Operations

(i)	Three-month period ended September 30, 2020 compared to three-month period ended September 30, 2019

The following tables summarize our results of operations for the three-month period ended September 30, 2020 compared to the three-month period ended September 30, 2019.

(in thousands)	Three-month period ended Sep 30, 2020	Three-month period ended Sep 30, 2019
Service fees – net of allowances and discounts	66,587	68,223
Other revenue	538	651

Revenue	67,125	68,874

Employee compensation	21,373	23,794
Reading fees	9,507	9,476
Rent and utilities	2,261	2,736
Third party services and professional fees	5,396	5,122
Administrative	2,736	3,253
Medical supplies and other expenses	2,456	1,797
Depreciation and amortization	8,668	8,142
Stock-based compensation	568	853
Interest expense	11,361	9,591
Settlement costs and other (recoveries)	1,612	(208)
Acquisition related costs	174	444
Financial instruments revaluation and other (gains) losses	3,573	1,693

Income (loss) before income taxes	(2,560)	2,181

Income tax provision (recovery)	(986)	(398)
Non-controlling interests	853	591

Net income (loss) attributable to shareholders of Akumin	(2,427)	1,988

Adjusted EBITDA (in thousands)	Three-month period ended Sep 30, 2020	Three-month period ended Sep 30, 2019
Revenue	67,125	68,874

Less:
Employee compensation	21,373	23,794
Reading fees	9,507	9,476
Rent and utilities	2,261	2,736
Third party services and professional fees	5,396	5,122
Administrative	2,736	3,253
Medical supplies and other expenses	2,456	1,797
IFRS 16 impact on leases	4,716	4,066
Sub-total	48,445	50,244
Non-controlling interests	853	591

Adjusted EBITDA	17,827	18,039

Adjusted EBITDA Margin	27%	26%

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Volume and revenue. The Company reports the measurement of volume of diagnostic imaging procedures at its facilities based on relative-value-units (“RVUs”). RVUs are a standardized measure of value used in the United States Medicare reimbursement formula for physician services. RVUs related to service fee revenues in the three-month period ended September 30, 2020 were 1,490 (in thousands) compared to 1,435 in the three-month period ended September 30, 2019. In fiscal 2019, the Company completed an acquisition in Davie, Florida effective April 1, 2019, the acquisition of Advanced Diagnostic Group and its related entities effective May 31, 2019, an acquisition in Deltona, Florida effective May 31, 2019, an acquisition in El Paso, Texas effective August 16, 2019 and an acquisition in West Palm Beach, Florida effective October 4, 2019 (collectively, the “2019 Acquisitions”). The Company completed two separate acquisitions on January 1, 2020, one for an outpatient diagnostic imaging center in Coral Springs, Florida and one for an outpatient diagnostic imaging center in Crystal Lake, Illinois (the “2020 Acquisitions”). Excluding or pro rating for the contribution of acquisitions, on a same-center basis, RVUs were 1,306 in the three-month period ended September 30, 2020 compared to 1,424 in the three-month period ended September 30, 2019, which represents a decrease of approximately 8%. This represents a significant recovery from a same-center basis decline of 30% in the three-month period ended June 30, 2020.

Revenue was $67,125 and $68,874 for the three-month periods ended September 30, 2020 and 2019, respectively. The variance is mainly due to the 2019 Acquisitions and 2020 Acquisitions, offset by impact of COVID-19 pandemic. In the three-month period ended September 30, 2020, approximately 27% of service fee revenue was earned from auto/attorney payors, compared to approximately 31% in the three-month period ended September 30, 2019.

Employee compensation. Payroll and staffing costs, as a percentage of revenue, decreased from 35% to 32% in the three-month period ended September 30, 2020 compared to the three-month period ended September 30, 2019. This decrease is mainly attributable to the 2019 Acquisitions and 2020 Acquisitions and cost control measures taken in response to impact of COVID-19 pandemic.

Reading fees. For the three-month period ended September 30, 2020 compared to the three-month period ended September 30, 2019, reading fees, as a percentage of revenue, remained consistent at 14%.

Rent and utilities. For the three-month period ended September 30, 2020 compared to the three-month period ended September 30, 2019, rent and utilities decreased from 4% of revenue to 3% of revenue. Excluding the impact of IFRS 16, rent and utilities were 10% of revenue in the three-month periods ended September 30, 2020 compared to 9% in the three-month period ended September 30, 2019. The increase is mainly due to reduction in revenue arising from COVID-19 pandemic and the relatively fixed nature of rent and utilities expense.

Third party services and professional fees. For the three-month period ended September 30, 2020, third party services and professional fees as a percentage of revenue were 8%, compared to 7% in the three-month period ended September 30, 2019. This increase is mainly attributable to impact of COVID-19 pandemic on revenues.

Administrative expenses and medical supplies and other expenses. For the three-month period ended September 30, 2020 compared to the three-month period ended September 30, 2019, administrative expenses and medical supplies and other expenses increased from 7% to 8% of revenue. Excluding the impact of IFRS 16, the administrative expenses and medical supplies were 8% of revenue in the three-month periods ended September 30, 2020 and September 30, 2019.

Adjusted EBITDA. Adjusted EBITDA for the three-month period ended September 30, 2020 was $17,827 compared to $18,039 for the three-month period ended September 30, 2019. The variance is mainly attributable to the 2019 Acquisitions and the 2020 Acquisitions, partly offset by the negative impact of COVID-19. Adjusted EBITDA Margin for the three-month period ended September 30, 2020 was 27% compared to 26% for the three-month period ended September 30, 2019. The higher margin was mainly due to the 2019 Acquisitions and 2020 Acquisitions and cost control measures partly offset by negative impact of COVID-19.

Net income (loss) attributable to shareholders of Akumin. The net loss attributable to shareholders of Akumin was $2,427 (4% of revenue) for the three-month period ended September 30, 2020 and net income for the three-month period ended September 30, 2019 was $1,988 (3% of revenue). This decrease in net income is mainly due to disruption to volume due to COVID-19 and revaluation of the ADG Acquisition Earn-out, partly offset by timing of the above noted 2019 Acquisitions and 2020 Acquisitions and cost control measures.

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Results of Operations

(ii)	Nine-month period ended September 30, 2020 compared to nine-month period ended September 30, 2019

The following tables summarize our results of operations for the nine-month period ended September 30, 2020 compared to the nine-month period ended September 30, 2019.

(in thousands)	Nine-month period ended Sep 30, 2020	Nine-month period ended Sep 30, 2019
Service fees – net of allowances and discounts	190,381	168,588
Other revenue	1,633	1,822

Revenue	192,014	170,410

Employee compensation	62,072	60,458
Reading fees	27,854	24,242
Rent and utilities	8,509	6,935
Third party services and professional fees	16,503	12,637
Administrative	9,246	8,898
Medical supplies and other expenses	6,961	4,939
Depreciation and amortization	25,774	20,907
Stock-based compensation	1,726	2,805
Interest expense	31,587	18,361
Settlement costs and other (recoveries)	1,418	(1,439)
Acquisition related costs	474	2,994
Financial instruments revaluation and other (gains) losses	2,829	3,745

Income (loss) before income taxes	(2,939)	4,928

Income tax provision	(966)	148
Non-controlling interests	1,954	1,584

Net income (loss) attributable to shareholders of Akumin	(3,927)	3,196

Adjusted EBITDA (in thousands)	Nine-month period ended Sep 30, 2020	Nine-month period ended Sep 30, 2019
Revenue	192,014	170,410

Less:
Employee compensation	62,072	60,458
Reading fees	27,854	24,242
Rent and utilities	8,509	6,935
Third party services and professional fees	16,503	12,637
Administrative	9,246	8,898
Medical supplies and other expenses	6,961	4,939
IFRS 16 impact on leases	12,397	11,136

Sub-total	143,542	129,245

Non-controlling interests	1,954	1,584

Adjusted EBITDA	46,518	39,581

Adjusted EBITDA Margin	24%	23%

AKUMIN INC  |  Management’s Discussion and Analysis  |  Q3 2020    13

Volume and revenue. RVUs related to service fee revenues in the nine-month period ended September 30, 2020 were 4,109 (in thousands) compared to 3,664 in the nine-month period ended September 30, 2019. Excluding or pro rating for the contribution of acquisitions, on a same-center basis, RVUs were 3,162 in the nine-month period ended September 30, 2020 compared to 3,628 in the nine-month period ended September 30, 2019, which represents a decrease of approximately 13%.

Revenue was $192,014 and $170,410 for the nine-month periods ended September 30, 2020 and 2019, respectively. The variance is mainly due to the 2019 Acquisitions and 2020 Acquisitions, partly offset by impact of COVID-19 pandemic. In the nine-month period ended September 30, 2020, approximately 30% of service fee revenue was earned from auto/attorney payors, compared to approximately 23% in the nine-month period ended September 30, 2019.

Employee compensation. Payroll and staffing costs, as a percentage of revenue, decreased from 35% to 32% in the nine-month period ended September 30, 2020 compared to the nine-month period ended September 30, 2019. This decrease is mainly attributable to the 2019 Acquisitions and 2020 Acquisitions and cost control measures taken in response to impact of COVID-19 pandemic.

Reading fees. For the nine-month period ended September 30, 2020 compared to the nine-month period ended September 30, 2019, reading fees, as a percentage of revenue, increased from 14% to 15%.

Rent and utilities. For the nine-month period ended September 30, 2020 compared to the nine-month period ended September 30, 2019, rent and utilities remained consistent at 4% of revenue. Excluding the impact of IFRS 16, rent and utilities were 10% of revenue in the nine-month periods ended September 30, 2020 and September 30, 2019.

Third party services and professional fees. For the nine-month period ended September 30, 2020, third party services and professional fees as a percentage of revenue were 9%, compared to 7% in the nine-month period ended September 30, 2019. This increase is mainly attributable to the impact of COVID-19 pandemic on revenues.

Administrative expenses and medical supplies and other expenses. For the nine-month period ended September 30, 2020 compared to the nine-month period ended September 30, 2019, administrative expenses and medical supplies and other expenses remained consistent at approximately 8% of revenue. Excluding the impact of IFRS 16, the administrative expenses and medical supplies were 9% of revenue in the nine-month periods ended September 30, 2020 and September 30, 2019.

Adjusted EBITDA. Adjusted EBITDA for the nine-month period ended September 30, 2020 was $46,518 compared to $39,581 for the nine-month period ended September 30, 2019. The variance is mainly attributable the 2019 Acquisitions and the 2020 Acquisitions, partly offset by the negative impact of COVID-19 starting in March 2020. Adjusted EBITDA Margin for the nine-month period ended September 30, 2020 was 24% compared to 23% for the nine-month period ended September 30, 2019. The higher margin was mainly due to the 2019 Acquisitions, the 2020 Acquisitions and cost control measures partly offset by negative impact of COVID-19.

Net income (loss) attributable to shareholders of Akumin. The net loss attributable to shareholders of Akumin was $3,927 (2% of revenue) for the nine-month period ended September 30, 2020 and net income for the nine-month period ended September 30, 2019 was $3,196 (2% of revenue). This decrease in net income is mainly due to disruption to volume due to COVID-19, partly offset by timing of the above noted 2019 Acquisitions and 2020 Acquisitions, cost control measures and HHS grants received.

AKUMIN INC  |  Management’s Discussion and Analysis  |  Q3 2020    14

Selected Consolidated Statements of Balance Sheet Information

Consolidated Statements of Financial Position (in thousands)	As at Sep 30, 2020	As at Dec 31, 2019	As at Dec 31, 2018
Cash	27,357	23,389	19,326

Total assets	688,536	663,384	240,778

Less: Right of use assets	127,003	123,631	—

Total assets, excluding right of use assets	561,533	539,753	240,778

Total debt (1)	504,896	479,120	117,507

Less: Other lease liabilities	137,145	128,684	—

Total debt, excluding other lease liabilities	367,751	350,436	117,507

Total non-current liabilities	489,963	473,349	113,789

Non-controlling interests	3,736	2,904	2,467
Shareholders’ equity	136,492	138,692	103,938
Cash dividends declared (per-share)	n/a	n/a	n/a

(1)

Total debt consists of borrowing under the credit facility, subordinated note, subordinated note-earn-out, Wesley Chapel Loan, derivative financial instrument liabilities and leases (including finance leases and other leases), including both the current and non-current portions.

Cash was $27,357 as at September 30, 2020, an increase of $3,968, as compared to $23,389 as at December 31, 2019. The increase in cash during the nine-month period ended September 30, 2020 was due to $22,867 from operating activities, partly offset by $12,618 used in investing activities and $6,281 used in financing activities.

Accounts receivable were $98,995 as at September 30, 2020, an increase of $16,128, as compared to $82,867 as at December 31, 2019. As at September 30, 2020, assuming pre-COVID-19 revenue levels, the Company’s days of sales outstanding (“DSO”) were approximately 116 days (approximately 108 days at June 30, 2020). Excluding attorney/auto payors, DSO were approximately 76 days (approximately 70 days at June 30, 2020). The increase in overall DSO is mainly the result of the strong recovery of volume and business levels relative to the three-month period ended June 30, 2020, higher proportion of accounts receivable from attorney/auto payors with a longer collection cycle, the temporary disruption from our continued efforts to streamline the medical billing team and to consolidate the attorney/auto billing team and impact of COVID-19 on cash collections.

Property and equipment was $205,029 as at September 30, 2020, an increase of $5,405, as compared to $199,624 as at December 31, 2019. This increase is mainly attributable to property and equipment recognized in the purchase price allocations for the 2020 Acquisitions (collectively, $4,215), additions to right of use assets ($13,117), and capital expenditures ($15,495) partly offset by depreciation ($23,754) and net disposals ($3,668).

Intangible assets were $7,373 as at September 30, 2020, a decrease of $2,014, as compared to $9,387 as at December 31, 2019. This decrease is mainly due to amortization recorded in the period.

Goodwill was $344,023 as at September 30, 2020, an increase of $1,801 of as compared to $342,222 as at December 31, 2019. This increase is attributable to goodwill recognized from the 2020 Acquisitions (collectively, $1,675) and working capital settlement adjustments related to 2019 Acquisitions.

Total debt (excluding other lease liabilities) was $367,751 as at September 30, 2020, an increase of $17,315 as compared to $350,436 as at December 31, 2019. This increase is attributable to increases in the Amended May 2019 Loans (as defined below) ($6,300), non-cash interest accretion and paid-in-kind interest ($4,137), loss on revaluation of derivative financial instruments liability ($3,954), loss on modification of the Amended May 2019 Loans ($3,330), loss on revaluation of Subordinated Note – Earn-out ($16) and increase in finance lease liabilities ($5,038), partly offset by loan repayments ($2,778) and debt issuance costs ($2,682).

AKUMIN INC  |  Management’s Discussion and Analysis  |  Q3 2020    15

The Company’s shareholders’ equity was $136,492 as at September 30, 2020, a decrease of $2,200 as compared to $138,692 as at December 31, 2019. This decrease is due to net loss of $3,927 during the nine-months ended September 30, 2020, offset by stock-based compensation of $1,726.

Non-controlling interests were $3,736 as at September 30, 2020, an increase of $832, as compared to $2,904 as at December 31, 2019. In the nine-month period ended September 30, 2020 net income attributable to the non-controlling interests was $1,954, partly offset by distributions of $1,122.

AKUMIN INC  |  Management’s Discussion and Analysis  |  Q3 2020    16

Selected Financial Information

The following table shows selected quarterly financial information for the past eight quarters:

(in thousands, except EPS) (1)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
RVUs	1,490	1,094	1,525	1,583	1,435	1,163	1,066	1,020
Revenue	67,125	53,628	71,262	77,026	68,874	53,985	47,551	45,452
Adjusted EBITDA	17,827	13,723	14,968	20,231	18,039	12,290	9,251	9,200
Adjusted EBITDA Margin	27%	26%	21%	26%	26%	23%	19%	20%
Depreciation and amortization	8,668	8,601	8,504	7,364	8,142	6,635	6,130	3,003
IFRS 16 impact on depreciation	3,417	3,430	3,517	2,797	3,442	3,110	2,996	—
Depreciation and amortization excluding IFRS 16 impact	5,251	5,171	4,987	4,567	4,700	3,525	3,134	3,003
Interest expense	11,361	10,402	9,825	10,576	9,591	5,300	3,469	1,778
IFRS 16 impact on interest expense	2,451	2,439	2,413	3,068	1,928	1,683	1,594	—
Interest expense excluding IFRS 16 impact	8,910	7,963	7,412	7,508	7,663	3,617	1,875	1,778
Net income (loss) attributable to shareholders of Akumin	(2,427)	(3,037)	1,537	3,255	1,988	(961)	2,169	2,210
EPS – Basic	(0.03)	(0.04)	0.02	0.05	0.03	(0.01)	0.03	0.04
EPS – Diluted	(0.03)	(0.04)	0.02	0.05	0.03	(0.01)	0.03	0.04
Effective tax rate (2)	24.1%	24.1%	24.1%	24.3%	24.3%	24.3%	24.3%	24.7%
Adjusted net income (loss) attributable to shareholders of Akumin	2,781	446	1,950	6,178	4,300	3,900	3,214	3,328
Adjusted EPS – Basic (3)	0.04	0.01	0.03	0.09	0.06	0.06	0.05	0.05
Adjusted EPS – Diluted (3)	0.04	0.01	0.03	0.09	0.06	0.06	0.05	0.05
Cash	27,357	28,075	16,620	23,389	17,476	22,018	18,897	19,326

Total assets	688,536	680,920	669,300	663,384	636,561	616,082	353,111	240,778

Right of use assets	127,003	126,302	126,574	123,631	122,622	122,275	107,906	—

Total assets, excluding right of use assets	561,533	554,618	542,726	539,753	513,939	493,807	245,205	240,778

Total debt	504,896	502,404	493,725	479,120	454,240	438,258	226,395	117,507

Other lease liabilities (4)	137,145	135,322	133,045	128,684	126,226	124,586	109,060	—

Total debt, excluding other lease liabilities	367,751	367,082	360,680	350,436	328,014	313,672	117,335	117,507

Non-controlling interests	3,736	3,291	3,083	2,904	2,766	2,632	2,543	2,467
Shareholders’ equity	136,492	138,351	140,822	138,692	134,688	131,847	107,540	103,938
Capital (5)	476,886	477,358	484,882	465,739	445,226	423,500	205,978	202,119

(1)	Some quarters may have one-time adjustments and as a result the sum of the quarters in any fiscal year may not equal the contribution of that fiscal year.
(2)	Akumin’s estimated effective tax rate is a blend of U.S. federal and state statutory tax rates for the period.
(3)	Adjusted EPS means Adjusted net income (loss) attributable to shareholders of Akumin divided by Akumin’s weighted average common shares outstanding for the period (basic or diluted).
(4)	Other lease liabilities include leases other than finance leases.
(5)	Capital is defined as shareholders’ equity plus total debt excluding other lease liabilities less cash.

AKUMIN INC  |  Management’s Discussion and Analysis  |  Q3 2020    17

Consolidated Statements of Net Income (Loss) (in thousands, except EPS)	Nine-month period ended Sep 30, 2020	Year ended Dec 31, 2019	Year ended Dec 31, 2018
Total Revenue	192,014	247,436	154,782

Net income (loss) attributable to shareholders of Akumin	(3,927)	6,451	5,000
EPS – Basic	(0.06)	0.10	0.09
EPS – Diluted	(0.06)	0.09	0.08

During the quarterly periods presented above, the Company experienced significant growth through acquisitions. The quarter-to-quarter results have been impacted by the timing of these acquisitions. See “Recent Developments” and “Factors Affecting the Comparability of Our Results” of this MD&A for additional information.

The table below shows selected non-IFRS financial information on a last twelve-month (“LTM”) basis for the following periods. All of the following periods include contribution from any acquisition made during the period only starting from the date of such acquisition. For example, the 2020 Acquisitions are included only from and after January 1, 2020. Similarly, the 2019 Acquisitions occurred at various times during 2019. As a result, the LTM period ended September 30, 2020 does not contain a full twelve month contribution from the 2020 Acquisitions or of the 2019 Acquisition in West Palm Beach, Florida. The LTM period ended September 30, 2020 was impacted by COVID-19 during March 2020 and during the three-month periods ended June 30, 2020 and September 30, 2020. The Company monitors the following information to measure its overall financial performance.

(in thousands, except EPS)	LTM Q3 2020	Year ended Dec 31, 2019	Year ended Dec 31, 2018
RVUs	5,692	5,247	3,291
Revenue	269,041	247,436	154,782
Adjusted EBITDA	66,749	59,813	31,775
Adjusted EBITDA Margin	25%	24%	21%
Adjusted EPS - Diluted (1)	0.17	0.26	0.20
Adjusted Return on Capital (“ROC”) (2)	8%	10%	10%
Adjusted Return on Equity (“ROE”) (3)	8%	15%	13%

(1)	Adjusted EPS – Diluted (LTM) is calculated as the sum of the last four quarters’ Adjusted EPS - Diluted.
(2)

Adjusted ROC is defined as LTM Adjusted EBITDA less depreciation and amortization, excluding the impact of IFRS 16 on depreciation, taxed at Akumin’s estimated effective tax rate, divided by average capital.

(3)	Adjusted ROE is defined as LTM Adjusted net income (loss) attributable to shareholders of Akumin divided by average shareholders’ equity.

Liquidity and Capital Resources

General

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its capital stock, warrants, contributed surplus and debt.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. As the Company has primarily grown through acquisitions, it has raised debt and equity to partly finance such transactions. The details regarding such issuances are noted in the Company’s condensed interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2020.

AKUMIN INC  |  Management’s Discussion and Analysis  |  Q3 2020    18

As at September 30, 2020, the Company had cash of $27,357.

As at September 30, 2020, the Company had $367,751 of senior loans payable, derivative financial instruments liability, Subordinated Note – Earn-out and finance lease liabilities. As of September 30, 2020, $7,288 of these liabilities are due within one year. As at September 30, 2020, substantially all of the Company’s assets were pledged as security for senior loans. The Company was subject to certain financial performance debt covenants in connection with those senior loans and was in compliance with them as at September 30, 2020. Those senior loans were repaid in full using proceeds of the 2025 Senior Notes (see “Recent Developments—Subsequent Events” above).

As at September 30, 2020, we had other lease liabilities of $137,145, consisting mainly of leases with remaining term of more than one year, primarily for office space. As of September 30, 2020, $9,338 of these liabilities are due within one year. As at September 30, 2020, the Company had finance lease liabilities of $13,454. As of September 30, 2020, $2,908 of these liabilities are due within one year.

We believe that our current sources of liquidity and capital will be sufficient to finance our continued operations, growth strategy and additional expenses we expect to incur for at least the next 12 months. We have in the past financed our growth through acquisitions via privately issued capital in the equity and/or debt markets and publicly issued equity and we expect to continue to do so. We expect to gain additional access to the public equity and/or debt capital markets to support our growth strategy. There can be no assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available under our credit facility or otherwise to enable us to service our indebtedness, or to make capital expenditures in the future. Our future operating performance and our ability to service or extend our indebtedness, will be subject to future economic conditions and to financial, business, and other factors, many of which are beyond our control. See “Summary of Factors Affecting our Performance” and “Risk Factors” of this MD&A for additional information.

Lending Arrangements and Debt

Amended May 2019 Loans

On June 2, 2020, the Company entered into an amendment to its senior credit agreement which amended the credit agreement signed effective May 31, 2019 (such amended credit agreement, the “Amended May 2019 Credit Agreement”). Under the terms of the Amended May 2019 Credit Agreement, the Company received in May 2019 a term loan A and term loan B (“Term Loan A”, “Term Loan B” and collectively, “Term Loans”) of $66,000 and $266,000, respectively (face value) and a revolving credit facility of $50,000, which was increased to $69,000 on June 2, 2020 (the “Revolving Facility”, and together with the Term Loans, the “Amended May 2019 Loans”). Sixteen million dollars of the Term Loan A was subject to a delayed draw, which was drawn by the Company in October 2019 to partly finance the West Palm Beach Acquisition. The term of the Amended May 2019 Loans is five years from May 31, 2019. The Amended May 2019 Loans can be increased by an additional $100,000 subject to certain conditions. The proceeds of the Term Loans were used during 2019 to settle the Syndicated Loans for $112,482, the principal outstanding under Subordinated Note and related accrued and unpaid interest for $1,596, partly finance the ADG Acquisitions and Deltona Acquisition in May 2019 and pay related debt issuance costs. As at December 31, 2019, the Amended May 2019 Loans had a balance of approximately, $339.4 million. In June 2020, the amendment costs related to the Amended May 2019 Credit Agreement were netted against the balance of the Amended May 2019 Loans. The above-noted amendment to the senior credit agreement in June 2020 was considered debt modification for accounting purposes and a loss of approximately $3.3 million was recognized as a result of this amendment in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss). As at September 30, 2020, the Amended May 2019 Loans had a face value of approximately $360.7 million (amortized cost of approximately, $348.0 million). The Amended May 2019 Loans and related accrued and unpaid interest and costs were settled completely on November 2, 2020 using proceeds of the 2025 Senior Notes.

AKUMIN INC  |  Management’s Discussion and Analysis  |  Q3 2020    19

Wesley Chapel Loan

The Company, through a subsidiary, has a purchase money secured loan (the “Wesley Chapel Loan”) of $2,000 (face value) as of August 15, 2018 used to finance the purchase of equipment and related installation at a clinic location around Tampa Bay, Florida. It has an annual interest rate of 5.0%, matures on August 15, 2023, has monthly repayments of $38 and is secured only against the equipment financed. The Wesley Chapel Loan was recognized at fair value of $1,908 on August 15, 2018 using an effective interest rate. As of September 30, 2020, the face value of the Wesley Chapel Loan was $1,227 (amortized cost of $1,173).

Subordinated Note Payable – Earn-out

As part of an acquisition, a wholly-owned indirect subsidiary of the Company assumed a subordinated 6% note and security agreement with the seller’s secured lender on May 11, 2018 (the “Subordinated Note”) with a face value of $1,500 and a term of four years. The Subordinated Note was recognized at fair value of $1,491 on May 11, 2018 using an effective interest rate. According to the Subordinated Note agreement, the interest on the Subordinated Note is accrued and added to the principal amount on each anniversary of the Subordinated Note agreement.

In accordance with the terms of the Subordinated Note, the Company used part of the proceeds of the Term Loans to settle the principal outstanding under Subordinated Note on May 31, 2019 together with accrued and unpaid interest, for $1,596 (face value of $1,500 and accrued interest of $96). The Company also recorded a fair value loss of $7 on the extinguishment of the Subordinated Note, which was reflected in the consolidated statements of net income (loss) and comprehensive income (loss).

The principal balance of the Subordinated Note is subject to increase by an earn-out (the “Subordinated Note - Earn-out”) of up to an additional $4.0 million during the three-calendar year period beginning on January 1, 2019 and ending on December 31, 2021, subject to the satisfaction of certain revenue-based milestones. Management estimated the fair value of the Subordinated Note – Earn-out as at May 11, 2018 of $161. The Subordinated Note—Earn-out was revalued at $200 as at September 30, 2020 and the change in fair value was recognized in the condensed interim consolidated statement of net income (loss) and comprehensive income (loss). Any liability relating to that earn-out or otherwise related to the Subordinated Note was terminated and settled completely for $200 on October 23, 2020.

ADG Acquisition – Earn-out

A portion of the purchase price payable in respect of the Company’s acquisition of its Georgia business on May 31, 2019, is subject to an earn-out (the “ADG Acquisition Earn-out”) based on its annualized revenues earned in the first two quarters of 2020 less certain costs including certain operating expenses, capital expenditures and incremental working capital. In accordance with the purchase agreement, 50% of this liability is expected to be settled in the latter half of 2020 and the balance in the first half of 2021.

Management estimated the fair value of the ADG Acquisition Earn-out liability as at the acquisition date at approximately $14.7 million. Subsequently, the ADG Acquisition – earn-out liability estimate was revalued at approximately $14.8 million as at December 31, 2019, at approximately $8.3 million as at March 31, 2020 and at approximately $6.2 million as at June 30, 2020 and the respective changes in fair value were recognized in financial instruments revaluation in the related condensed interim consolidated statements of net income (loss) and comprehensive income (loss). As of September 30, 2020, this liability was revalued at approximately $9.4 million based on a settlement reached pursuant to the terms of the agreement with the representatives of the sellers of the Company’s Georgia business and the change in fair value was recognized in financial instruments revaluation in the related condensed interim consolidated statements of net income (loss) and comprehensive income (loss). As discussed above under “Recent Developments - Subsequent Events”, 50% of this liability was paid in November 2020 and the balance is to be paid in May 2021 pursuant to the process outlined in the related purchase agreement, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

AKUMIN INC  |  Management’s Discussion and Analysis  |  Q3 2020    20

Contractual Obligations

The following table summarizes our significant contractual obligations as at September 30, 2020:

Payment Schedule (in $ 000s)	Total	Less than 12 months	13-36 months	37-60 months	More than 60 months
Accounts payable and accrued liabilities	33,857	32,340	1,517	—	—
May 2019 Loans	360,739	3,980	13,158	343,601	—
Derivative financial instruments	4,906	—	4,906	—	—
Wesley Chapel Loan	1,227	401	826	—	—
Earn-out liability	9,377	9,377	—	—	—
Subordinated note – earn-out	200	—	200	—	—
Leases	250,580	22,295	41,747	36,550	149,988

Total	660,886	68,393	62,354	380,151	149,988

Financial Instruments

The Company’s financial instruments at September 30, 2020 consisted of cash, accounts receivable, accounts payable and accrued liabilities, Amended May 2019 Loans, Wesley Chapel Loan, Subordinated Note – Earn-out, ADG Acquisition Earn-out, leases and derivative financial instruments. The fair values of these financial instruments, except the Amended May 2019 Loans, Wesley Chapel Loan, Subordinated Note – Earn-out, ADG Acquisition Earn-out, and the derivative financial instruments, approximate carrying value because of their short-term nature. The carrying value of the non-current portion of leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the normalized expected market rates of interest is insignificant. Effective November 14, 2018, the Company entered into a derivative financial instrument contract with a financial institution in order to mitigate interest rate risk under the variable interest rate Syndicated Loans. The derivative financial instrument is an interest rate cap rate of 3.75% (LIBOR) per annum on a notional amount of 50% of the face value of the Syndicated Term Loan ($50,000 as of November 14, 2018). The termination date of this arrangement is August 31, 2021. This derivative financial instrument was terminated and settled completely on November 2, 2020.

In addition, effective July 31, 2019, the Company entered into a further derivative financial instrument, an interest rate collar contract (which was most recently amended in February 2020), with a financial institution in order to mitigate interest rate risk under the Amended May 2019 Loans. This derivative financial instrument has an underlying notional amount of 100% of the face value of Term Loan B ($266,000 as at July 31, 2019) and a termination date of July 31, 2022 with (i) a cap rate of 3.00% (LIBOR) per annum and (ii) a floor rate of 1.1475% (LIBOR) per annum. This derivative financial instrument was terminated and settled completely on November 2, 2020.

Financial assets measured at amortized cost include cash and accounts receivable. Financial liabilities measured at amortized cost include accounts payable and accrued liabilities, leases, Amended May 2019 Loans and Wesley Chapel Loan. Amortization is recorded using the effective interest rate method. The Company classifies the derivative financial instruments as financial assets or liabilities at fair value through profit or loss. The Company classifies the Subordinated Note – Earn-out and ADG Acquisition Earn-out, as financial liabilities at fair value through profit or loss. The Subordinated Note – Earn-out was terminated and settled completely on October 23, 2020 for a payment of $200. The value of the ADG Acquisition Earn-out was determined to be $9.4 million and will be paid and satisfied in accordance with the underlying agreement as discussed above.

The Company’s financial instruments are exposed to certain financial risks including credit risk, liquidity risk, currency risk and interest rate risk. Refer to note 17 of our December 31, 2019 consolidated financial statements for further discussion regarding risk management arising from financial instruments. There have been no significant changes to those risks impacting the Company since December 31, 2019, nor has there been a significant change in the composition of its financial instruments since December 31, 2019.

AKUMIN INC  |  Management’s Discussion and Analysis  |  Q3 2020    21

Off-Balance Sheet Arrangements

The Company has not engaged in any off-balance sheet financing transactions except for letters of credit related to facilities leases of approximately $100 as at September 30, 2020.

Share Information

As of the date of this MD&A, we have 70,178,428 common shares issued and outstanding. If all of the stock options of the Company that have been issued and are outstanding pursuant to our stock option plan were to be exercised, including options that are not yet exercisable, we would be required to issue up to an additional 5,760,120 common shares, or approximately 8.21% of our issued and outstanding common shares as of the date of this MD&A on a non-diluted basis.

As of the date of this MD&A, there are no restricted share units (“RSUs”) or warrants outstanding.

Related Party Transactions

In the normal course of business, the Company engages in transactions with its wholly owned and controlled subsidiaries. Balances and transactions between the Company and its wholly owned and controlled subsidiaries have been eliminated on consolidation in the Company’s consolidated financial statements.

The Company transacts with key individuals from management who have the authority to plan, direct, and control the activities of the Company, including through employment agreements and stock-based compensation plans. Key management personnel are defined as the executive officers of the Company and the board of directors, including the President and Chief Executive Officer, Executive Vice President and Chief Operating Officer, Chief Financial Officer and Corporate Secretary and Senior Vice Presidents.

On November 1, 2020, the Company acquired an MRI machine from an entity in which an officer of a subsidiary of the Company holds a significant interest for $400. The MRI machine is to be installed in one of the Company’s diagnostic imaging facilities in Florida. The purchase price was based on a fair market value estimate procured by the Company and has been paid in full. There are no ongoing contractual or other commitments resulting from the transaction.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. As additional information becomes available or actual amounts are determinable, the recorded estimates are revised and reflected in operating results in the period in which they are determined.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recognized initially at net realizable value and subsequently measured at amortized cost less loss allowances. During the nine-month period ended September 30, 2020, the Company applied the simplified approach to measure expected credit losses, permitted by IFRS 9, which uses a lifetime expected loss allowance for all accounts receivable.

Accounts receivable are considered to be in default when customers have failed to make the contractually required payments when due. A provision for credit losses is recorded as a reduction in revenue with an offsetting amount recorded as an allowance for credit losses, reducing the carrying value of the receivable. When a receivable is considered uncollectible, the receivable is written off against the allowance for credit losses account.

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Impairment of Goodwill and Long-Lived Assets

Management tests at least annually whether goodwill suffered any impairment. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Management makes key assumptions and estimates in determining the recoverable amount of the Company’s cash generating units (“CGUs”) or groups of CGUs, including future cash flows based on historical and budgeted operating results, growth rates, tax rates and appropriate after-tax discount rates.

The Company evaluates its long-lived assets (property and equipment) and intangible assets, other than goodwill, for impairment whenever indicators of impairment exist. The accounting standards require that if the sum of the undiscounted expected future cash flows from a long-lived asset or definite-lived intangible asset is less than the carrying value of that asset, an asset impairment charge must be recognized. The amount of the impairment charge is calculated as the excess of the asset’s carrying value over its fair value, which generally represents the discounted future cash flows from that asset.

Income Taxes

The Company is subject to government audits and the outcome of such audits may differ from original estimates. Management believes that a sufficient amount has been accrued for income taxes. Further, management evaluates the realizability of the net deferred tax assets and assesses the valuation allowance periodically. If future taxable income or other factors are not consistent with the Company’s expectations, an adjustment to its allowance for net deferred tax assets may be required. For net deferred tax assets, the Company considers estimates of future taxable income, including tax planning strategies, in determining whether net deferred tax assets are more likely than not to be realized.

Business Combinations

Significant judgment is required in identifying tangible and intangible assets and liabilities of acquired businesses, as well as determining their fair values. The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree at fair value of the recognized amounts of the acquiree’s identifiable net assets.

Contractual Allowances

Net patient service revenue is reported at the estimated net realizable amounts from patients, third party payors, and others for services rendered and recognized in the period in which the services are performed. Net patient service revenue is recorded based on established billing rates, less estimated discounts for contractual allowances. Contractual adjustments result from the differences between the established rates charged for services performed and expected reimbursements by government-sponsored healthcare programs and other payors for such services.

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Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS. In designing such controls, it should be recognized that due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

Risk Factors

You should carefully consider each of the following risk factors, together with all of the information set forth in the Company’s public filings under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The risks and uncertainties described below are not the only risks facing us. Additional risks and uncertainties that we are unaware of, or those we currently deem immaterial, may also become important and material factors that affect us. If any of the following risks and uncertainties develops into actual events, our business, financial condition, results of operations, cash flows, or prospects could be materially adversely affected.

We face various risks related to health epidemics and other outbreaks, including the global outbreak of COVID-19, which may have material adverse effects on our business, financial condition, results of operations and cash flows.

On January 31, 2020, the Secretary of U.S. Department of Health and Human Services (“HHS”) declared a national public health emergency due to a novel coronavirus. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19, a disease caused by this novel coronavirus, a pandemic. This disease continues to spread throughout the United States and other parts of the world. The COVID-19 pandemic is significantly affecting our employees, patients, facilities, communities and business operations, as well as the U.S. and Canadian economy and financial markets. As the COVID-19 crisis continues to evolve, the full extent to which the COVID-19 outbreak will impact our business, results of operations, financial condition and liquidity will depend on future developments that are highly uncertain and cannot be accurately predicted. For example, we are not able to predict or control the severity or duration of the pandemic, including whether there will be additional periods of increases in the number of COVID-19 cases in areas in which we operate, the timing and availability of effective medical treatments and vaccines or the efficacy of public health controls.

At this stage, we have no certainty as to how long the pandemic, or a more limited epidemic, will last, what regions will be most affected or to what extent containment measures will be applied. Imaging centers are healthcare facilities and as such are generally considered an essential service and expected to continue to operate during any epidemic or pandemic. However, there is potential that actions taken by government, or referring physicians or individual actions, in response to containment or avoidance of this coronavirus could impact a patient’s ability or decision to seek imaging services at a given time which could have a significant impact on volume at our imaging centers leading to temporary or prolonged staff layoffs, reduced hours, closures and other cost containment efforts. Further, there is potential that certain services which are not urgent and can be deferred without significant harm to a patient’s health may be delayed, either by us in response to local laws or good public health practice or voluntarily by the patient. In addition, there is potential that the outbreak of the coronavirus could impact supply chains, including our supply of personal protective equipment, and lead to personnel shortages, each of which could impact our ability to safely perform imaging services. It is also possible that social distancing efforts and sanitization and decontamination procedures could cause delays in the performance of imaging services. Depending on the severity and duration of the COVID-19 pandemic, there is potential for us to incur incremental credit losses beyond what is currently expected and potential reduction in revenue and income and asset impairments.

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We face various risks related to health epidemics and other outbreaks, including the global outbreak of COVID-19. The COVID-19 pandemic, changes in patient behavior related to illness, pandemic fears and market downturns, and restrictions intended to slow the spread of COVID-19, including quarantines, government-mandated actions, stay-at-home orders and other restrictions, have led to disruption of our business and volatility in the global capital markets. The United States government has taken steps to attempt to mitigate some of the more severe anticipated economic effects of the COVID-19 pandemic, including the passage of the CARES Act. Additionally, we have received certain funding and other relief under the CARES Act, as described more fully herein. Nonetheless, no assurance that such types of measures and funding whether already enacted or to be enacted will be effective or achieve their desired results in a timely fashion, including as it relates to our business operations. Moreover, while we believe we are in compliance with the applicable terms and conditions of funding under the CARES Act, compliance-related guidance for the program remains in process, and we may face enforcement risk if we are found to have failed to comply with such terms and conditions.

If significant portions of our workforce are unable to work effectively as a result of the COVID-19 pandemic, including because of illness, quarantines, facility closures, ineffective remote work arrangements, supply chain disruptions or technology failures or limitations, our operations would be adversely impacted. We have already incurred and will continue to incur additional costs related to protecting the health and well-being and meeting the needs of our patients, employees, medical staff members and contractors. We expect to continue to incur additional costs, which may be significant, as we continue to implement operational changes in response to this pandemic. We may also face liability to the extent we receive claims from our employees, customers or related third-parties alleging exposure to COVID-19 in connection with our operations or at one of our facilities. In addition, we may be subject to a governmental enforcement action if we fail to comply with applicable health and safety regulations.

Our results of operations have been and will be negatively impacted by these developments. In addition, changes to statutes, regulations, or regulatory policies or practices as a result of, or in response to COVID-19, could affect us in substantial and unpredictable ways. Although social contact restrictions have eased across the U.S. and most states have lifted moratoriums on non-emergent procedures, some restrictions remain in place, and some states are re-imposing certain restrictions due to increasing rates of COVID-19 cases. Further, additional closings and restrictions on hours and services may occur for an unpredictable amount of time. In particular, we have significant operations in geographies that are deemed “hot spots” such as Florida and Texas, two of our major markets, that continue to experience increases in COVID-19 infections. Due to the concentration of our facilities in Texas and Florida, we are particularly sensitive to the increase in COVID-19 cases in those states, where the pandemic could have a disproportionate effect on our business. Given the many uncertainties and far reaching consequences of potential developments, we cannot ensure that the COVID-19 outbreak and the many related impacts will not require extended or additional imaging center closures and other disruptions to our business or will not materially and adversely affect our business, results of operations and financial condition in fiscal 2020 and beyond.

Broad economic factors resulting from the current COVID-19 pandemic, including high unemployment and underemployment rates and reduced consumer spending and confidence, also affect our service mix, revenue mix payer mix and patient volumes, as well as our ability to collect outstanding receivables. Business closings and layoffs in the areas where we operate may lead to increases in the uninsured and underinsured populations and adversely affect demand for our services, as well as the ability of patients and other payers to pay for services rendered. Any increase in the amount or deterioration in the collectability of patient accounts receivable will adversely affect our cash flows and results of operations, requiring an increased level of working capital. In addition, our results and financial condition may be adversely affected by federal, state or local laws, regulations, orders, or other governmental or regulatory actions addressing the current COVID-19 pandemic or the U.S. health care system, which could result in direct or indirect restrictions to our business, financial condition, results of operations and cash flow.

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Our strategy to grow our business through acquisitions is subject to significant risks.

A key component of our strategy to grow our business is to complete additional outpatient diagnostic imaging center acquisitions to expand our product range and increase our revenues. Accordingly, we will be dependent upon our ability to enter into acquisition agreements that we believe are consistent with our business strategy. Risks in acquiring new outpatient diagnostic imaging centers include: (a) our ability to locate new centers that are attractive and complement our business; and (b) our ability to acquire these centers at attractive acquisition prices. We also face competition from other outpatient diagnostic imaging companies in acquiring outpatient diagnostic imaging centers, which makes it more difficult to find attractive products on acceptable terms. Accordingly, we may not be able to acquire rights to additional outpatient diagnostic imaging centers on acceptable terms, if at all. Further, we may not be able to obtain future financing for new acquisitions on acceptable terms, if at all. Our inability to complete acquisitions of additional outpatient diagnostic imaging centers could limit the overall growth of our business.

We experience competition from other outpatient diagnostic imaging companies and hospitals, and this competition could adversely affect our revenue and business.

The market for outpatient diagnostic imaging services is highly competitive. We compete principally on the basis of our reputation, our ability to provide multiple modalities at many of our centers, the location of our centers and the quality of our outpatient diagnostic imaging services. We compete locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment. Our competitors include, among others: Radnet, Inc., Alliance Healthcare Services, Inc., SimonMed Imaging LLC and InSight Health Services Corp. Some of our competitors may now or in the future have access to greater financial resources than we do and may have access to newer, more advanced equipment. In addition, some physician practices have established their own outpatient diagnostic imaging centers within their group practices and compete with us. We are experiencing increased competition as a result of such activities, and if we are unable to successfully compete, our business and financial condition would be adversely affected.

Our failure to integrate the businesses we acquire successfully and on a timely basis could reduce our profitability.

We may never realize expected synergies, business opportunities and growth prospects in connection with our acquisitions. We may experience increased competition that limits our ability to expand our business. We may not be able to capitalize on expected business opportunities, assumptions underlying estimates of expected cost savings may be inaccurate, or general industry and business conditions may deteriorate. In addition, integrating operations will require significant efforts and expenses on our part. Personnel may leave or be terminated because of an acquisition. Our management may have its attention diverted while trying to integrate an acquisition. If these factors limit our ability to integrate the operations of an acquisition successfully or on a timely basis, our expectations of future results of operations, including certain cost savings and synergies as a result of the acquisition, may not be met. In addition, our growth and operating strategies for a target’s business may be different from the strategies that the target company pursued prior to our acquisition. If our strategies are not the proper strategies, it could have a material adverse effect on our business, financial condition and results of operations.

Our ability to generate revenue depends in large part on referrals from physicians.

A significant reduction in physician referrals would have a negative impact on our business. We derive substantially all of our net revenue, directly or indirectly, from fees charged for the diagnostic imaging services performed at our centers. We depend on referrals of patients from unaffiliated physicians and other third parties who have no contractual obligations to refer patients to us for a substantial portion of the services we perform. If a sufficiently large number of these physicians and other third parties were to discontinue referring patients to us, including in connection with voluntary or involuntary closures of physician offices in connection with the current, ongoing COVID-19 pandemic or the delay of other elective procedures for which our imaging services are required, our scan volume could decrease, which would reduce our net revenue and operating margins. Further, commercial third-party payors have implemented programs that could limit the ability of physicians to refer patients to us. For example, prepaid healthcare plans, such as health maintenance organizations, sometimes contract directly with providers and require their enrollees to obtain these services exclusively from those providers. Some insurance companies and self-insured employers also limit these services to contracted providers. These “closed panel” systems are now common in the managed care environment. Other systems create an economic disincentive for referrals to providers outside the system’s designated panel of providers. If we are unable to compete successfully for these managed care contracts, our results and prospects for growth could be adversely affected.

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Pressure to control healthcare costs could have a negative impact on our results.

One of the principal objectives of health maintenance organizations and preferred provider organizations is to control the cost of healthcare services. Healthcare providers participating in managed care plans may be required to refer diagnostic imaging tests to certain providers depending on the plan in which a covered patient is enrolled. In addition, managed care contracting has become very competitive, and reimbursement schedules are at or below Medicare reimbursement levels. The expansion of health maintenance organizations, preferred provider organizations and other managed care organizations within the geographic areas covered by our network could have a negative impact on the utilization and pricing of our services, because these organizations will exert greater control over patients’ access to diagnostic imaging services, the selections of the provider of such services and reimbursement rates for those services.

If our contracted radiology practices lose a significant number of radiologists, our financial results could be adversely affected.

At times, there has been a shortage of qualified radiologists in some of the regional markets we serve. In addition, competition in recruiting radiologists may make it difficult for our contracted radiology practices to maintain adequate levels of radiologists. If a significant number of radiologists terminate their relationships with our contracted radiology practices and those radiology practices cannot recruit sufficient qualified radiologists to fulfill their obligations under our agreements with them, our ability to maximize the use of our outpatient diagnostic imaging centers and our financial results could be adversely affected. Neither we, nor our contracted radiology practices, maintain insurance on the lives of any affiliated physicians.

We may become subject to professional malpractice liability, which could be costly and negatively impact our business.

The physicians employed by our contracted radiology practices are from time to time subject to malpractice claims. We structure our relationships with radiologists in a manner that we believe does not constitute the practice of medicine by us or subject us to professional malpractice claims for acts or omissions of physicians employed by the contracted radiology practices. Nevertheless, claims, suits or complaints relating to services provided by the contracted radiology practices have been asserted against us in the past and may be asserted against us in the future. In addition, we may be subject to professional liability claims, including, without limitation, for improper use or malfunction of our outpatient diagnostic imaging equipment or for accidental contamination or injury from exposure to radiation. We may not be able to maintain adequate liability insurance to protect us against those claims at acceptable costs or at all.

Any claim made against us that is not fully covered by insurance could be costly to defend, result in a substantial damage award against us and divert the attention of our management from our operations, all of which could have an adverse effect on our financial performance. In addition, successful claims against us may adversely affect our business or reputation.

We may not be able to enforce claims with respect to the representations, warranties and indemnities that the sellers of any diagnostic imaging center we acquire have provided to us under the respective purchase agreements.

In connection with our acquisitions, the sellers have given certain representations, warranties and indemnities. There can be no assurance that we will be able to enforce any claims against those sellers’ breaches of such representations, warranties or indemnities. The sellers’ liability with respect to breaches of such representations and warranties and indemnities under the respective purchase agreement may be limited. Even if we ultimately succeed in recovering any amounts, we may temporarily be required to bear these losses ourselves.

We may not be able to secure additional financing which may impair our ability to complete future acquisitions.

There can be no assurance that we will be able to raise the additional funding that we will need to carry out our business objectives and to complete outpatient diagnostic imaging center acquisitions. The development of our business depends upon prevailing capital market conditions, our business performance and our ability to obtain financing through debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining the financing we require as and when needed or at all in order to complete future acquisitions.

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We do not independently own all of our outpatient diagnostic imaging centers.

Healthcare laws and regulations in the United States may impact our ability to operate or own our outpatient diagnostic imaging centers, thereby necessitating the use of partnerships, joint ventures and other management services frameworks. The Company may be required to deal with such diverse operating or ownership frameworks. In addition, from time to time, the Company may decide to use cash to restructure its arrangements with fellow owners, managers or operators.

We may engage in litigation with our partners and contractors.

The nature of our relationships with our partners and contractors may give rise to litigation or disputes. In the ordinary course of business, we are the subject of complaints or litigation. We may also engage in future litigation to enforce the terms of our agreements and compliance with our brand standards as determined necessary to protect our brand, the consistency of our services and the consumer experience. Engaging in such litigation may be costly and time-consuming and may distract management and materially adversely affect our relationships with our partners and contractors or potential partners and contractors and our ability to attract new partners and contractors. Any negative outcome of these or any other claims could materially adversely affect our results of operations, as well as our ability to increase our number of partners and contractors and may damage our reputation and brand. Furthermore, existing and future legislation could subject us to additional litigation risk in the event we are required by such legislation to terminate or fail to renew a partner or contractor or not succeed in revising the contracts related to such relationships to comply with changes to legislation.

The regulatory framework in which we operate is uncertain and evolving.

Healthcare laws and regulations may change significantly in the future. We continuously monitor these developments and modify our operations from time to time as the regulatory environment changes. We cannot assure you, however, that we will be able to adapt our operations to address new regulations or that new regulations will not adversely affect our business. Although we believe that we are operating in compliance with applicable federal and state laws, we cannot assure you that a review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations. Certain states have enacted statutes or adopted regulations affecting risk assumption in the healthcare industry, including statutes and regulations that subject any physician or physician network engaged in risk-based managed care contracting to applicable insurance laws and regulations. These laws and regulations, if adopted in the states in which we operate, may require physicians and physician networks to meet minimum capital requirements and other safety and soundness requirements. Implementing additional regulations or compliance requirements could result in substantial costs to us and the contracted radiology practices and limit our ability to enter into risk-sharing managed care arrangements.

Failure to structure our operations in compliance with federal and state regulations, including anti-kickback, self-referral, false claims or other fraud and abuse laws, could result in substantial penalties.

We are directly or indirectly through the radiology practices with which we contract subject to extensive regulation by both the federal government and the state governments in which we and/or they provide services. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including our sales and marketing practices with referring physicians and our contractual arrangements with physicians and radiologists. Such laws include, without limitation:

•

the U.S. federal civil and criminal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare, state Medicaid programs and TRICARE. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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•

the federal physician self-referral prohibition, commonly known as the Stark Law, which, in the absence of an applicable exception, prohibits a physician from making a referral for certain designated health services covered by the Medicare or Medicaid program, including diagnostic imaging services, if the physician or an immediate family member of the physician has a financial relationship with the entity providing the designated health services. The Stark Law also prohibits the entity furnishing the designated health services from billing, presenting or causing to be presented a claim for the designated health services furnished pursuant to the prohibited referral;

•

the federal false claims laws, including the False Claims Act, which can be enforced through whistleblower actions, and civil monetary penalties laws, which, among other things, impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute or the Stark Law constitutes a false or fraudulent claim for purposes of the False Claims Act; Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information by covered entities, such as health plans, healthcare clearinghouses and healthcare providers, as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information; state law equivalents of each of the above federal laws, including state anti-kickback, self-referral and false claims laws that apply more broadly to healthcare items or services paid by all payors, including self-pay patients and private insurers, that govern our interactions with patients or restrict payments that may be made to healthcare providers and other potential referral sources;

•	state laws that prohibit the practice of medicine by non-physicians and prohibit fee-splitting arrangements involving physicians;

•	laws relating to practitioner and provider licensure;

•	laws relating to medical malpractice;

•	federal and state billing and claims submission and other insurance laws and regulations;

•

federal and state laws governing the diagnostic imaging and therapeutic equipment we use in our business concerning patient safety, equipment operating specifications and radiation exposure levels; and

•	state laws governing reimbursement for diagnostic services related to services compensable under workers compensation rules.

Our sales and marketing practices with physicians and physician and other financial relationships within the Akumin organization, including amounts paid under our management services agreements, interpretation services agreements and all other financial arrangements involving Akumin, its intermediaries and potential referral sources or recipients may, notwithstanding our policies and procedures otherwise, result in violations of these laws. Our financial arrangements and our sales and marketing practice have been subject to regulatory scrutiny in the past and could be in the future. While our management services agreements, services agreements and operational policies and procedures, including our compliance program, mandate compliance with applicable law, we cannot assure you that we will be successful in preventing our contractors, employees or other agents from taking actions in violation of these laws or regulations or that we will not otherwise be deemed to have failed to comply with such laws.

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If our operations are found to be in violation of any of the laws and regulations to which we or the radiology practices with which we contract are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines and the curtailment of our operations. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. The risks of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, their provisions are open to a variety of interpretations and such laws and regulations may apply to businesses acquired from time to time by Akumin, in addition to Akumin’s business.

We could be subject to increased monetary penalties and other sanctions, including exclusion from federal healthcare programs, if we fail to comply with the terms of applicable corporate integrity agreements.

Prior to our acquisition of Akumin Texas (as defined below), Preferred Imaging Centers, LLC (“PIC”), then a wholly-owned subsidiary of Akumin Texas which was merged into Akumin Texas effective September 30, 2017, was the subject of an investigation by the U.S. Department of Justice (the “DOJ”) premised upon an allegation that PIC and its affiliates violated U.S. federal law by performing and billing for certain imaging services without on-site physician supervision. In or about June, 2016, PIC entered into a no-fault settlement agreement with the DOJ with respect to those allegations, which included PIC paying $3.5 million to the U.S. government and entering into a corporate integrity agreement (“CIA”) with the Office of the Inspector General for the U.S. Department of Health and Human Services. PIC’s CIA expires June 29, 2021.

Also, prior to our acquisition of the imaging centers operated by Rose Radiology, Rose Radiology (through its predecessor, Rose Radiology Centers, Inc.) was the subject of an investigation by the DOJ premised upon allegations that Rose Radiology violated the False Claims Act for billing Medicare and other federal programs for ineligible procedures and certain other healthcare laws. Upon our acquisition of Rose Radiology’s assets, Rose Radiology, a physician-owned radiology practice, retained Akumin as its manager for administrative and other non-clinical matters. In or about December, 2015, Rose Radiology entered into a no-fault settlement agreement with the DOJ with respect to those allegations which included Rose Radiology paying $8.7 million to the U.S. government and entering into a CIA. Rose Radiology’s CIA expires December 29, 2020.

Material, uncorrected violations of the CIA could lead to our exclusion from participation in Medicare, Medicaid and other federal and state healthcare programs. In addition, we are subject to possible civil penalties for failure to substantially comply with the terms of the CIA, including stipulated penalties ranging between $1,000 and $2,500 per day. We are also subject to a stipulated penalty of $50,000 for each false certification made by us or on our behalf, pursuant to the reporting provisions of the CIA. The CIA increases the amount of information we must provide to the federal government regarding our practices at our healthcare facilities and our compliance with federal regulations. The reports we provide in connection with the CIA could result in greater scrutiny by other regulatory agencies.

Given the broad powers of the DOJ and other federal agencies, there can be no assurance that the obligations of Akumin Texas and Rose Radiology pursuant to their respective CIAs, or otherwise, will not be expanded to cover all or a greater portion of Akumin’s operations. Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, suffer reputational harm and divert our management’s attention from the operation of our business.

We may from time to time become the subject of legal, regulatory and governmental proceedings that, if resolved unfavorably, could have an adverse effect on us, and we may be subject to other loss contingencies, both known and unknown.

We may from time to time become a party to various legal, regulatory and governmental proceedings and other related matters. Those proceedings include, among other things, governmental investigations and lawsuits brought against us by third parties. In addition, we may become subject to other loss contingencies, both known and unknown, which may relate to past, present and future facts, events, circumstances and occurrences. Addressing any investigations, lawsuits or

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other claims may distract management and divert resources, even if we ultimately prevail. Should an unfavorable outcome occur in some or all of any such current or future legal, regulatory or governmental proceedings or other such loss contingencies, or if successful claims and other actions are brought against us in the future, there could be an adverse impact on our results of operations, financial position and cash flows.

The healthcare industry has seen numerous ongoing investigations related to compliance, supervision and billing practices. From time to time, we detect issues of non-compliance with federal healthcare laws pertaining to claims submission and reimbursement payment practices, including compliance with supervision requirements, or financial relationships with physicians. We avail ourselves of various mechanisms to address potential overpayments arising out of these issues, including repayment of claims, rebilling of claims, and participation in voluntary disclosure protocols offered by CMS and the OIG. Under the federal False Claims Act, private parties have the right to bring qui tam, or “whistleblower,” suits against healthcare facilities that submit false claims for payments to, or improperly retain overpayments from, governmental payors. Some states have adopted similar state whistleblower and false claims provisions. Qui tam or “whistleblower” actions initiated under the civil False Claims Act may be pending but placed under seal by the court to comply with the False Claims Act’s requirements for filing such suits. As a result, they could lead to proceedings without our knowledge. Certain of our facilities and radiology practices have received and may receive, inquiries, civil investigative demands, or subpoenas from federal and state agencies. Governmental investigations, as well as qui tam lawsuits, may lead to significant fines, penalties, settlements or other sanctions, including exclusion from federal and state healthcare programs. We have been subject to civil investigative demands and investigations from time to time regarding our compliance with physician supervision requirements for MRI procedures and other diagnostic imaging tests as well as our sales and marketing practices and financial arrangements with physicians. Settlements of lawsuits involving Medicare and Medicaid issues routinely require both monetary payments and corporate integrity agreements, each of which could have an adverse effect on our business, results of operations, financial position and cash flows.

Federal and state privacy and information security laws are complex, and if we fail to comply with applicable laws, regulations and standards, or if we fail to properly maintain the integrity of our data, protect our proprietary rights to our systems, or defend against cybersecurity attacks, we may be subject to government or private actions due to privacy and security breaches, and our business, reputation, results of operations, financial position and cash flows could be materially and adversely affected.

We must comply with numerous federal and state laws and regulations governing the collection, dissemination, access, use, security and privacy of personally identifiable information and protected health information, including HIPAA, state data breach notification laws, state health information privacy laws, federal and state consumer protection laws and regulations and other data protection laws. New privacy legislation may create additional rights for consumers and impose additional requirements on businesses. As these laws and regulations increase in complexity and number, they may change frequently, sometimes conflict and increase our compliance efforts, costs and risks. If we fail to comply with applicable privacy and security laws, regulations and standards, properly maintain the integrity of our data, protect our proprietary rights to our systems, or defend against cybersecurity attacks, our business, reputation, results of operations, financial position and cash flows could be materially and adversely affected.

HIPAA establishes a set of national privacy and security standards for the protection of protected health information, or PHI, by health plans, health care clearinghouses and certain health care providers, or “covered entities,” and their “business associates,” which are persons or entities that perform certain services for, or on behalf of, a covered entity that involve creating, receiving, maintaining or transmitting PHI. We are a covered entity under HIPAA and therefore must comply with its requirements to protect the privacy and security of health information and must provide individuals with certain rights with respect to their health information. If we engage a business associate to assist us in carrying out our health care operations, we must have a written business associate contract or other arrangement with the business associate that establishes specifically what the business associate has been engaged to do and requires the business associate to comply with the same requirements.

Penalties for violations of these laws vary. For instance, a single breach incident can result in findings of violations of multiple HIPAA provisions. Penalties for failure to comply with a requirement of HIPAA vary significantly, and include civil monetary penalties for each provision of HIPAA that is violated and, in certain circumstances, criminal penalties, including imprisonment and/or additional fines. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face additional fines and up to one-year imprisonment. The criminal penalties increase

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if the wrongful conduct involves false pretenses or the intent to sell, transfer, or use identifiable health information for commercial advantage, personal gain, or malicious harm. We have from time to time been subject to investigations by the Office for Civil Rights with respect to our HIPAA compliance. Responding to government investigations regarding alleged violations of these and other laws and regulations, even if ultimately concluded with no findings of violations or no penalties imposed, can consume company resources and impact our business and, if public, harm our reputation. State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for HIPAA violations, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing individuals’ health information.

Even when HIPAA does not apply, according to the Federal Trade Commission, or the FTC, failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us. Further, California enacted the California Consumer Privacy Act, or the CCPA, on June 28, 2018, which went into effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Although there are limited exemptions for health-related information, including PHI maintained by a covered entity or a business associate, the CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business. Similar laws have been proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging.

Compliance with applicable data privacy and security laws, rules and regulations could require us to engage in costly compliance exercises, restrict our ability to collect, or use and disclose data. Each of these constantly evolving laws can be subject to varying interpretations. Failure to comply with U.S. data protection laws and regulations could result in government investigations and enforcement actions (which could include civil or criminal penalties), fines, private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, patients about whom we obtain information may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Our internal computer systems, or those used by any of our third-party service providers, may fail or suffer security breaches, which may adversely affect our business, operations and financial performance.

Information security risks have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct our operations, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state agents. Our operations rely on the secure processing, transmission and storage of confidential, proprietary and other information in our computer systems and networks.

Despite the implementation of security measures, our facilities and systems, and those of our third-party service providers may be vulnerable to privacy and security incidents, cyberattacks, acts of vandalism or theft, computer viruses, coordinated attacks by activist entities, emerging cybersecurity risks, misplaced or lost data, programming and/or human errors, or other similar events that could result in unauthorized access to, use or disclosure of, corruption of, or loss of

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sensitive and/or proprietary data, including personal information or PHI. Emerging and advanced security threats, including coordinated attacks, require additional layers of security which may disrupt or impact efficiency of operations. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. As a result of the COVID-19 pandemic, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our business operations. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various federal and state privacy and security laws, if applicable, including HIPAA, as well as regulations promulgated by the Federal Trade Commission and state breach notification laws. We would also be exposed to a risk of loss, including financial assets or litigation and potential liability, which could materially adversely affect our business, financial condition, results of operations and prospects. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability.

Our insurance policies may not be adequate to compensate us for the potential losses arising from such disruptions, failure, or security breach. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly, divert management attention, and harm our reputation.

We may not receive payment from some of our healthcare provider customers because of their financial circumstances or other contractual or legal disputes.

Some of our healthcare provider customers do not have significant financial resources, liquidity or access to capital. If these customers experience financial difficulties or if there arises a contractual or other legal dispute to which they are party, they may be unable to pay us for the equipment and services that we provide. A significant deterioration in general or local economic conditions, including in connection with the COVID-19 pandemic, could have a material adverse effect on the financial health of certain of our healthcare provider customers. As a result, we may have to increase the amounts of accounts receivable that we write-off, which would adversely affect our financial condition and results of operations.

We have significant liabilities which require us to generate sufficient cash flows from operations in order to make mandated payments of principal and interest.

We have incurred significant liabilities in connection with the acquisition of our current medical imaging centers. Our ability to repay these liabilities will be contingent upon our success in achieving sufficient revenues from these medical imaging centers to be able to make payments of principal and interest against this debt when due and payable. There is no assurance that we will be able to secure future additional financing to repay our current credit facilities should cash flows from operations be insufficient to repay these liabilities. Our inability to repay outstanding debt when due would have a material adverse impact on our business.

We face liquidity risks and may encounter difficulty raising funds to meet our financial commitments.

We are exposed to liquidity risk mainly with respect to our credit facilities. Although the Company seeks to ensure that there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash, there is no assurance sufficient liquidity is maintained. If our actual cash flows from operations differ significantly from our anticipated cash flows for these purposes, such as a result of the COVID-19 pandemic, we may have insufficient liquidity to meet our financial commitments.

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The effect of the uncertainty relating to potential future changes to U.S. healthcare laws may increase our and our partners’ and contractors’ healthcare costs, limit the ability of patients to obtain health insurance, increase patients’ share of health care costs and negatively impact our financial results.

Healthcare systems are subject to ongoing legislative and regulatory reform in the United States and abroad, and certain of these proposals may affect reimbursement, coverage, and utilization of diagnostic imaging services. For example, in March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”) was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States.

Since its enactment, there have been judicial and Congressional efforts to modify or repeal the ACA. For example, the Tax Cuts and Jobs Act of 2017 includes a provision that entered into effect on January 1, 2019, that repealed the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In December 2018, a U.S. district court held that the individual mandate was unconstitutional, which was upheld by the U.S. Court of Appeals for the Fifth Circuit. The Supreme Court of the United States granted certiorari on March 2, 2020, and the case is expected to be decided by mid-2021.

In addition, there have been other legislative changes proposed and adopted since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011, among other things, resulted in reductions in payments to Medicare providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2020, unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced CMS payments to several providers, including hospitals, further increased the presumed utilization of advanced diagnostic imaging services to a presumed rate of 90%, and increased the statute of limitations period for the government to recover Medicare overpayments to providers from three to five years.

We cannot predict which healthcare reform measures will be implemented or the full impact of current or future healthcare reform measures on our business. While we are unable to predict what, if any, changes may ultimately be enacted, the U.S. Congressional Budget Office and others have estimated that some of the proposals made to date would result in millions of additional uninsured patients in the U.S. Additionally, U.S. lawmakers have suggested that, even if no formal legislation repealing or modifying the ACA is passed, they may take, or omit, actions that could adversely impact the viability of the ACA and the health insurance markets, which could result in more uninsured patients, other patients having lesser coverage or patients having to absorb a greater portion of the cost of their health care services. Any such changes or any other future changes in the manner in which health care services in the U.S. are paid for and reimbursed by government and private payors could adversely impact our business.

Because of our U.S. operations, we could be adversely affected by violations of anti-bribery laws.

Almost all of our operations are located outside of Canada. Anti-bribery laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-resident officers, employees or any other persons acting in an official capacity for any government entity to any political party or official thereof or to any candidate for political office for the purpose of obtaining or retaining business. While our management services agreements, services agreements and operational policies and procedures, including our compliance program, mandate compliance with applicable law, we cannot assure you that we will be successful in preventing our contractors, employees or other agents from taking actions in violation of these laws or regulations or that we will not otherwise be deemed to have failed to comply with such laws. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

We operate outpatient diagnostic imaging centers in some regions which are exposed to natural disasters, public health epidemics and other calamities.

Our outpatient diagnostic imaging centers are located in regions which are vulnerable to a variety of natural disasters, including hurricanes, earthquakes, flooding, wild fires, etc. We cannot ensure that our centers in these markets would survive a future hurricane, earthquake, flood, wild fire or other natural disaster. Similarly, we cannot ensure that we

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will be able to procure insurance for such losses in meaningful amounts or at affordable rates in the future. If a natural disaster or other event with a significant economic impact occurs in a region where we operate, such disaster or event could negatively affect the profitability of our business. A local, regional, national or international outbreak of a contagious disease, including the novel coronavirus known as COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or a fear of any of the foregoing, and changes to laws and other government actions implemented in response to such an illness, could decrease the willingness or ability of customers to patronize our centers, cause shortages of employees to staff our centers, interrupt certain supplies from third parties upon which the Company relies, restrict our ability to offer certain services and otherwise have a material adverse effect on the Company’s business, financial condition and results of operations. Such adverse effect could be rapid and unexpected and it is unknown whether and how the Company may be affected if such an epidemic persists for an extended period of time.

We may be unsuccessful in evaluating material risks involved in completed and future investments which could impact our ability to realize the expected benefits from future investments and acquisitions.

We regularly review investment opportunities and, as part of the review, conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite our efforts, we may be unsuccessful in ascertaining or evaluating all such risks. In particular, financial insight into our previously acquired companies or financial due diligence in respect of potential targets may be limited in light of the availability of financial information. As a result, we may not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment. If we fail to realize the expected benefits from one or more investments, or do not identify all of the risks associated with a particular investment, our business, results of operations and financial condition could be adversely affected.

We may be subject to certain regulations that could restrict our activities and abilities to generate revenues as planned.

From time to time, governments, government agencies and industry self-regulatory bodies in Canada, the United States, and other countries in which we will operate have adopted statutes, regulations and rulings that directly or indirectly affect the activities of our company and our future clients. These regulations could adversely impact on our ability to execute our business strategy and generate revenues as planned.

Technological changes in our industry could reduce the demand for our services and require us to incur significant costs to upgrade our equipment.

The development of new technologies or refinements of existing modalities may require us to upgrade and enhance our existing equipment before we may otherwise intend. Many companies currently manufacture diagnostic imaging equipment. Competition among manufacturers for a greater share of the diagnostic imaging equipment market may result in technological advances in the speed and imaging capacity of new equipment. This may accelerate the obsolescence of our equipment, and we may not have the financial ability to acquire the new or improved equipment and may not be able to maintain a competitive equipment base. In addition, advances in technology may enable physicians and others to perform diagnostic imaging procedures without us. If we are unable to deliver our services in the efficient and effective manner that payors, physicians and patients expect, our revenue could substantially decrease.

Because we have high fixed costs, lower scan volumes per system could adversely affect our business.

The principal components of our expenses, excluding depreciation, consist of debt service, finance lease payments, compensation paid to technologists, salaries, real estate lease expenses and equipment maintenance costs. Because a majority of these expenses are fixed, a relatively small change in our revenue could have a disproportionate effect on our operating and financial results depending on the source of our revenue. Thus, decreased revenue as a result of lower scan volumes per system could result in lower margins, which could materially adversely affect our business.

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We may be unable to effectively maintain our equipment or generate revenue when our equipment is not operational.

Timely, effective service is essential to maintaining our reputation and high use rates on our imaging equipment. Although we have an agreement with a third party equipment service provider pursuant to which such service provider maintains and repairs the majority of our imaging equipment, the agreement does not compensate us for loss of revenue when our systems are not fully operational and our business interruption insurance may not provide sufficient coverage for the loss of revenue. Also, third party equipment service providers may not be able to perform repairs or supply needed parts in a timely manner, which could result in a loss of revenue. Therefore, if we experience more equipment malfunctions than anticipated or if we are unable to promptly obtain the service necessary to keep our equipment functioning effectively, or where our business or data is compromised on account of equipment malfunctions or a cybersecurity-related attack, our ability to provide services and to fulfill our contractual arrangements would be adversely affected and our revenue could decline.

Our inability to attract and retain qualified radiology technologists and key managerial and other non-medical personnel may adversely impact our ability to carry out our business operations and strategies as planned.

We are highly dependent on qualified managerial personnel. Our anticipated growth will require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the radiology and medical imaging field. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key managerial personnel in a timely manner, would harm our business development programs and ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees and generate revenues. We may not maintain key personal life insurance on any of our employees.

Our policies regarding allowances for doubtful accounts may negatively impact our financial results in future fiscal periods.

We cannot ensure that our allowances for doubtful accounts are sufficient, which could have a material adverse effect on our results of operations, financial condition, and cash flows.

Market rate fluctuations could adversely affect our results of operations.

We may be subject to market risk through the risk of loss of value in our portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. We are required to mark to market our held-for-trading investments at the end of each reporting period, to the extent we own any such investments. This process could result in significant write-downs of our investments over one or more reporting periods, particularly during periods of overall market instability, including the extreme market volatility in connection with the current COVID-19 pandemic, which could have a significant unfavorable effect on our financial position.

Some of our imaging modalities use radioactive materials which generate regulated waste and could subject us to liabilities for injuries or violations of environmental and health and safety laws.

Some of our imaging procedures use radioactive materials which generate medical and other regulated wastes. For example, patients are injected with a radioactive substance before undergoing a PET scan. Storage, use and disposal of these materials and waste products present the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials. We could incur significant costs and the diversion of our management’s attention in order to comply with current or future environmental and health and safety laws and regulations. Also, we cannot completely eliminate the risk of accidental contamination or injury from these hazardous materials. Although we believe that we maintain liability insurance coverage consistent with industry practice in the event of an accident, we could be held liable for any resulting damages, and any liability could exceed the limits of or fall outside the coverage of our liability insurance.

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Our inability to maintain effective internal controls over financial reporting could increase the risk of an error in our financial statements.

Our senior management is responsible for establishing and maintaining adequate internal controls over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is therefore subject to error, collusion, or improper override. Given such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis, and although it is possible to incorporate into the financial reporting process safeguards to reduce this risk, they cannot be guaranteed to entirely eliminate it. If we fail to maintain effective internal control over financial reporting, then there is an increased risk of an error in our financial statements that could result in us being required to restate previously issued financial statements at a later date.

If we fail to comply with various licensure, certification and accreditation standards, we may be subject to loss of licensure, certification or accreditation, which would adversely affect our operations.

Ownership, construction, operation, expansion and acquisition of our outpatient diagnostic imaging centers are subject to various federal and state laws, regulations and approvals concerning licensing of personnel, other required certificates for certain types of healthcare facilities and certain medical equipment. In addition, freestanding diagnostic imaging centers that provide services independent of a physician’s office must be enrolled by Medicare as an independent diagnostic treatment facility, or IDTF, to bill the Medicare program. Medicare carriers have discretion in applying the IDTF requirements and therefore the application of these requirements may vary from jurisdiction to jurisdiction. In addition, federal legislation requires all suppliers that provide the technical component of diagnostic MRI, PET/CT, CT, and nuclear medicine to be accredited by an accreditation organization designated by CMS (as defined below) (which currently includes the American College of Radiology (“ACR”), the Intersocietal Accreditation Commission, RadSite and the Joint Commission). Our MRI, CT, mammography and other diagnostic equipment are accredited as necessary by RadSite, ACR, IAC, The Joint Commission or other recognized accreditation bodies. We may not be able to receive the required regulatory approvals or accreditation for any future acquisitions, expansions or replacements, and the failure to obtain these approvals could limit the opportunity to expand our services.

Our centers are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensure and certification. If any facility loses its certification under the Medicare program, then the facility will be ineligible to receive reimbursement from the Medicare and Medicaid programs. For Fiscal 2019, approximately 14% of our revenue came from the Medicare and Medicaid programs. A change in the applicable certification status of one of our centers could adversely affect our other centers and in turn us as a whole.

In addition to licensure and certification at the facility level, the radiologists providing professional medical services at our facilities are subject to licensing and related regulations by the states in which they provide services. As a result, we require the radiology groups with which we contract to require those radiologists to have and maintain appropriate licensure. Further, credentialing of physicians is required by our payors prior to commencing payment. We have experienced a slowdown in the credentialing of our physicians over the last several years which has lengthened our billing and collection cycle and could negatively impact our ability to collect revenue from patients covered by Medicare.

Our management services arrangements with radiology practices and our professional services agreements with contracted radiologists or radiology practices must be structured in compliance with laws relating to the practice of medicine, including, without limitation, fee-splitting prohibitions.

State laws in certain of the states in which we operate prohibit us from owning radiology practices, from exercising control over the clinical judgment of physicians and/or from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws vary by state and are enforced by state courts and regulatory authorities, each with broad discretion, and often with limited precedent as to how challenges under these laws may turn out. A component of our business has been to enter into management services agreements with radiology practices. We provide management, administrative, technical and other non-medical services to the radiology practices in exchange for a service fee typically based on a percentage of the practice’s revenue. We structure our relationships with these radiology practices,

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including those managed following an acquisition by us of their non-clinical assets, in a manner that we believe keeps us from engaging in the practice of medicine or exercising control over the medical judgments or decisions of the radiology practices or their physicians, or violating prohibitions against fee-splitting. There can be no assurance that our present arrangements with physicians providing medical services and medical supervision at our owned or managed diagnostic imaging centers will not be challenged, and, if challenged, that they will not be found to violate applicable laws, thus subjecting us to potential damages, injunction and/or civil and criminal penalties or require us to restructure our arrangements in a way that would affect the control or quality of our services and/or change the amounts we receive from the operation of these centers and locations. Any of these results could jeopardize our business. We have structured the fees payable to our subsidiaries by our affiliated practice groups in such a manner that we believe complies with applicable federal, state and local laws. Although the relevant laws have been subject to limited judicial and regulatory interpretation, we believe that we are in compliance with applicable state laws in relation to the corporate practice of medicine. However, regulatory authorities or other parties may assert that despite these management arrangements between our subsidiaries and affiliated physician groups, we or our manager subsidiaries are engaged in the corporate practice of medicine or that the contractual arrangements with the affiliated physician groups constitute unlawful fee splitting or another violation of corporate practice of medicine rules. Should such an event occur, we or our affiliated physician groups could be subject to administrative, civil or criminal remedies or penalties, our management services contracts could be found to be legally invalid and unenforceable, in whole or in part, or we could be required to restructure our contractual arrangements with our affiliated physician groups.

Recently enacted and future federal legislation, regulatory changes or payment changes implemented by commercial payors could limit the prices we can charge for our services and/or the amount we are reimbursed for our services, which would reduce our revenue and adversely affect our operating results.

Our revenue is derived from a diverse mix of third-party payors, including private payors, managed care capitated payors and government payors. We derive a substantial portion of our revenue from direct billings to governmental healthcare programs, such as Medicare and Medicaid, and private health insurance companies and/or health plans, including but not limited to those participating in the Medicare Advantage program. For services for which we bill Medicare directly or indirectly, including through contracted radiologists, we are paid under the Medicare Physician Fee Schedule. Because governmental healthcare programs generally reimburse on a fee schedule basis rather than on a charge-related basis, we generally cannot increase our revenues from these programs by increasing the amount of charges for services. Any negative changes in governmental capitation or fee-for-service rates or methods of reimbursement for the services we provide could have a significant adverse impact on our revenue and financial results.

Generally, commercial insurance companies reimburse us, directly or indirectly, including through the contracted radiology groups elsewhere, on the basis of agreed upon rates. These rates are negotiated and may differ materially with rates set forth in the Medicare Physician Fee Schedule for the particular service. The patients may be responsible for certain co-payments or deductibles.

Government and private payors have taken and may continue to take steps to control the cost, eligibility for, use, and delivery of healthcare services, including diagnostic imaging services, as a result of budgetary constraints, cost containment pressures and other reasons. For example, reimbursement by government payors for a number of diagnostic imaging procedures, including many that we or our managed radiology practices perform, has been materially reduced over the last number of years. Certain private payors have followed suit and reduced reimbursement for certain diagnostic imaging procedures. Given the recent history, we expect that reimbursement for certain diagnostic imaging services that we or our managed radiology practices provide, may be reduced in the future, which would adversely impact our business. Additionally, CMS and other payors are seeking to shift from a primarily fee for service reimbursement paradigm to a more value based model. We cannot predict what such changes will ultimately look like or how they may ultimately impact our business or financial performance, which creates significant uncertainty for our business.

There may be gaps in our insurance coverage relating to events which transpired prior to our acquisition of our centers in Pennsylvania and Delaware.

When we acquired the assets of our centers in Pennsylvania and Delaware on April 21, 2016, we also agreed to indemnify the physician-owned radiology practices which serviced those centers pursuant to management services agreements with those entities. The Company has not insured against risks which pre-date its acquisition of those centers and, as a result, it could be liable, without the benefit of insurance proceeds, for damages suffered as a result of complaints or other proceedings against those physician-owned radiology practices relating to events which transpired prior to April 21, 2016. These complaints could include actions for medical malpractice or wrongful death.

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We incur expenses as a result of being a public company and our current resources may not be sufficient to fulfill our public company obligations.

We incur significant legal, accounting, insurance and other expenses as a result of being a public company, which may negatively impact our performance and could cause our results of operations and financial condition to suffer. Compliance with applicable securities laws in Canada and the U.S. and the rules of the Toronto Stock Exchange (the “TSX”) and The Nasdaq Stock Market (“Nasdaq”) substantially increases our expenses, including our legal and accounting costs, and makes some activities more time-consuming and costly. Reporting obligations as a public company and our anticipated growth may place a strain on our financial and management systems, processes and controls, as well as our personnel.

We are responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of our inherent limitations and the fact that we are a public company and are implementing additional financial control and management systems, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a material impact on our financial position, liquidity, and results of operations.

If our management is unable to certify the effectiveness of our internal controls or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material impact on our financial position, liquidity, and results of operations. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could have a material impact on our financial position, liquidity, and results of operations.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely effected, which could also cause investors to lose confidence in our reported financial information, which in turn could have a material impact on our financial position, liquidity and results of operations.

Our senior management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

We are publicly listed on the TSX and have recently listed on Nasdaq. The individuals who now constitute our senior management team have relatively limited experience managing a publicly traded company and limited experience complying with the increasingly complex laws pertaining to public companies compared to senior management of other publicly traded companies. Our senior management team may not successfully or efficiently manage a public company subject to significant regulatory oversight and reporting obligations under Canadian and U.S. securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.

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Volatility of current global economic or financial conditions

Current global economic or financial conditions have been subject to continued volatility. Trade wars, import tariffs, Brexit, public protests, rising consumer debt levels, epidemics, pandemics, or outbreaks of new infectious diseases or viruses (including, most recently, COVID-19) and the risk of sovereign debt defaults in many countries have caused and continue to cause significant uncertainties in the markets. Although the Company takes appropriate measures and safeguards to protect its staff from infection, these events can result in volatility and disruption to our operations which may be beyond the control of the Company, and which could adversely affect the availability of supplies and materials, labor, interest rates, credit ratings, credit risk, inflation, business operations, financial markets, exchange rates and other factors material to the Company.

Additional Information

Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company’s shares are listed for trading on the NASDAQ and the Toronto Stock Exchange under the symbol “AKU”.

AKUMIN INC  |  Management’s Discussion and Analysis  |  Q3 2020    40